Exhibit 99.1

FOR IMMEDIATE RELEASE

TRACINDA ISSUES STATEMENT REGARDING MGM MIRAGE

BEVERLY HILLS, CA, October 20, 2009 – Tracinda Corporation announced today that it is exploring the possibility of strategic partnerships or other alternatives with respect to its investment in MGM MIRAGE (NYSE: MGM). Tracinda stated it would not engage in any such transaction until after CityCenter, the 67-acre city within a city on the Las Vegas Strip which is fifty percent owned by MGM MIRAGE, has successfully opened on December 16, 2009.

Tracinda believes there is substantial unrecognized value in MGM MIRAGE and CityCenter that is not reflected in the market value of MGM MIRAGE’s stock. Tracinda may decide not to pursue strategic partnerships or other alternatives, and may not ultimately enter into any such transactions.

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Contacts:

Tom Johnson/Winnie Lerner

Abernathy MacGregor Group

212/371.5999